FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notification of Devaluation of Investments in Subsidiaries and Affiliates on Unconsolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 28, 2007	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Notification of Devaluation of Investments in Subsidiaries and Affiliates on Unconsolidated Financial Statements

Tokyo, March 28, 2007—Nomura Holdings, Inc. today announced that it plans to record a devaluation of the shares of an overseas subsidiary engaged in investment in Europe in its unconsolidated financial statements for the fiscal year ending March 31, 2007. The devaluation is in conjunction with a decline of the subsidiary’s shareholders’ equity.

In accordance with the Rules on Timely Disclosure of Tokyo Stock Exchange, the estimated amount of the devaluation of the subsidiary’s shares to be applied to Nomura Holdings’ unconsolidated financial statements is shown in the table below.

The devaluation is due to the operating results of the subsidiary. The portion of the operating results to the third quarter of the year ending March 31, 2007, have been reflected in Nomura Holdings’ consolidated quarterly financial statements to date. The portion of the operating results belonging to the fourth quarter ending March 31, 2007, will be appropriately reflected in Nomura Holdings’ consolidated financial statements for the quarter ending March 31, 2007. Nomura Holdings’ consolidated financial statements for the fiscal year ending March 31, 2007, will be released on April 26, 2007, reflecting this effect.

(billions of yen, except percentages)

(A) Estimated Devaluation of Investments in Subsidiaries and Affiliates on Unconsolidated Financial Statements for the year ending March 31, 2007	55.0

(B) Shareholders’ equity as of March 31, 2006 (A)/(B)	1,446.6

(C) Ordinary income for the fiscal year ended March 31, 2006 (A)/(C)	131.3 (42%)

(D) Net income for the fiscal year ended March 31, 2006 (A)/(D)	17.9 (307%)

Ends

For further information please contact:

Name	Company	Telephone
Hiroshi Imamura	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept.,
Nomura Group Headquarters

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 140 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.